EXHIBIT 99.2

MASISA S.A.

Open-end Stock Company

(Securities Registry Entry No.132)

Notice of Extraordinary Shareholder’s Meeting

Upon the resolution by the Board of Directors and in accordance with the provisions of Law No. 18046, the shareholders of Masisa S.A. (“Masisa”) are hereby called to an Extraordinary Meeting to be held on April 12, 2005, at 12:00 P.M. (noon), Chile time, at the offices located at Jose Manuel Balmaceda 8050, Valdivia, Chile, for the following purposes:

1.	To approve the merger by absorption of Masisa into Terranova S.A. (“Terranova”). As a consequence of the merger Terranova, as the surviving entity, will acquire the assets and assume the liabilities of Masisa at their book value on the audited balance sheet and other audited financial statements as of December 31, 2004, and will succeed Masisa in all of its rights and obligations and will incorporate the equity and shareholders of Masisa into Terranova, resulting in the automatic dissolution of Masisa. If approved, the merger will be accounted for as of January 1, 2005.

2.	To approve the following documents which will serve as the basis for the proposed merger:

•	the financial statements of each of Masisa and Terranova, as of December 31, 2004, audited by PricewaterhouseCoopers as external auditors to each company; and

•	the expert reports (informe pericial) prepared in accordance with article 99 of the Chilean Corporations Law.

3.	To approve the exchange ratio of 2.56 shares of Terranova common stock for each share of Masisa.

4.	To approve the amended bylaws of Terranova which will consist of the existing bylaws of Terranova, amended by the text received by the Board of Directors from Terranova, also to be approved by Terranova’s shareholders at the Terranova shareholders meeting called to approve the proposed merger.

5.	To inform the shareholders that as a consequence of the merger, the current American depositary receipt program of Masisa listed on the New York Stock Exchange, will be terminated and that the Masisa American depositary shares (“ADSs”) will be replaced with new ADSs of Terranova listed on the New York Stock Exchange under the symbol “MYS”.

6.	To adopt all other resolutions deemed necessary to consummate the merger on the terms and conditions ultimately approved by the shareholders and to grant full authority, and all powers of attorney deemed necessary, to the Board of Directors to do all things necessary to legalize, consummate and effect the merger resolutions and all other resolutions adopted by the shareholders.

Withdrawal Rights

(Derecho a Retiro)

In accordance with Law No. 18,046 on Corporations and the Regulations thereunder, if the merger as proposed by the Board of Directors of the Corporation is approved, shareholders that dissent from the merger proposal will have the right to withdraw from the Corporation in accordance with the above referenced law, within the 30 days following the Extraordinary Shareholders Meeting called by this Notice. This right of withdrawal will expire on May 12, 2005. A dissenting shareholder is any shareholder who attends the Meeting and votes against the resolutions adopted at the meeting, or who is not present at the meeting but who notifies the Corporation in writing within 30 days of the shareholders meeting of his opposition to the merger as approved at the shareholders meeting.

The Board of Directors of Masisa S.A. reserves the right to call a new Extraordinary Shareholders Meeting of the Corporation, to be held within the period provided for in article 71 of the Corporations Law, so that the shareholders may revoke or ratify resolutions which gave rise to the right of withdrawal. Such a meeting would be called if the opinion of the Board of Directors an excessive amount of shares were withdrawn from the Corporation. If the resolutions approving the merger are revoked, the right to withdraw from the Corporation will expire.

PARTICIPATION AT THE MEETING

In accordance with applicable law, the holders of shares registered in the Shareholders Registry Book five days prior to the date of the meeting, shall be entitled to participate at that meeting.

QUALIFICATION OF POWERS OF ATTORNEY

The process for the qualification of proxies, if applicable, will be conducted on the same day as the meeting, at the place and time indicated for the commencement of each meeting. For the convenience of the shareholders, they are kindly requested to submit their powers of attorney on the date of the meeting, one hour before the meeting begins.

                                The Chairman

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Holders of two-thirds of the outstanding voting shares of Masisa, including the shares underlying Masisa’s ADSs, must approve the merger. You may instruct the depositary to vote the shares of Masisa common stock underlying your ADSs in favor of or in opposition to the merger. The shares of Masisa common stock underlying Masisa ADSs as to which the depositary does not receive voting instructions will be voted in accordance with Masisa’s instructions. Masisa intends to vote these shares in favor of the merger. Please take the time to vote by completing and mailing the enclosed voting instructions card to us. Voting instructions are inside.

This document incorporates by reference important business and financial information about Masisa. Copies of the documents containing information incorporated by reference are attached to this document. You may also obtain this information without charge from us by written or oral request at the following addresses and telephone numbers:

Masisa S.A. Av. Apoquindo 3650, Piso 10 Las Condes, Santiago Chile Telephone: +56 (2) 707-8800	Terranova S.A. Av. Apoquindo 3650, Piso 10 Las Condes, Santiago Chile Telephone: +56 (2) 350-6000

To obtain timely delivery of the information, please request documents no later than April 1, 2005.